

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

December 23, 2011

<u>By E-Mail</u>

Timothy E. Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation
300 Atlantic Street, Suite 301
Stamford, CT 06901

>        **Re:    Moduslink Global Solutions, Inc.**
>        **Soliciting Material filed by Peerless Systems Corporation,**
>        **Timothy Brog and Jeffrey A. Wald**
>        **Filed December 22, 2011**
>        **File No. 1-35319**

Dear Mr. Brog:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Soliciting Material</u>

1. Please note that after a proxy statement is furnished to security holders, subsequent communications should be filed as other soliciting material under Rule 14a-6(b), rather than Rule 14a-12.  Refer to Question and Answer No. 4 in Section I.D. of the Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001).  In future filings, please revise to check the "Definitive Additional Materials" box, rather than the Rule 14a-12 box.

2. We note the following statements regarding Moduslink:

- "Stockholders have already been inundated with telephone calls and THREE separate letters and proxy card from Moduslink, filled with distortion and misleading information…;" and
- "Instead, the Board and management continue to do the two things they are good at, which is to make misleading statements and unfulfilled promises to win your support…."

Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions